MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2014

MANAGEMENT’S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (MD&A)

for the year ended December 31, 2014

Throughout this MD&A, Eldorado, we, us, our and the company mean Eldorado Gold Corporation.

This year means 2014. All dollar amounts are in United States dollars unless stated otherwise.

The information in this MD&A is as of February 19, 2015. You should also read our audited consolidated financial statements for the year ended December 31, 2014. We prepare our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). We file them with appropriate regulatory authorities in Canada and the United States. You can find more information about Eldorado, including our Annual Information Form, on SEDAR at www.sedar.com.

About Eldorado

Based in Vancouver, Canada, Eldorado owns and operates mines around the world. Its activities involve all facets of the mining industry including exploration, development, production and reclamation.

Operating gold mines:

•	Kişladağ, in Turkey (100%)
•	Efemçukuru, in Turkey (100%)
•	Tanjianshan, in China (90%)
•	White Mountain, in China (95%)
•	Jinfeng, in China (82%)

Gold projects:

•	Perama Hill, in Greece (100%)
•	Olympias, in Greece (95%)
•	Skouries, in Greece (95%)
•	Certej, in Romania (81%)
•	Eastern Dragon, in China (75%)
•	Tocantinzinho, in Brazil (100%)

Other operating mines:

•	Stratoni – Lead and Zinc Concentrates, in Greece (95%)
•	Vila Nova – Iron Ore, in Brazil (100%)

Eldorado is listed on the following exchanges:

•	Toronto Stock Exchange (“TSX”) under the symbol ELD
•	New York Stock Exchange (“NYSE”) under the symbol EGO

ELD is part of the S&P/TSX Global Gold Index. EGO is part of the AMEX Gold BUGS Index.

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MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2014

2014 Overview

Selected consolidated financial information

•	Net profit attributable to shareholders of the Company was $102.6 million ($0.14 per share), compared to loss attributable to shareholders of the Company of $653.3 million ($0.91 per share) in 2013.

•	Dividends paid were Cdn$0.02 per share (2013 – Cdn$0.12 per share).

•	Liquidity was $876.3 million at year end, including $501.3 million in cash, cash equivalents, and term deposits, and $375.0 million in unused lines of credit (2013 - $998.9 million of liquidity).

Selected performance measures (1)

•	Gold production of 789,224 ounces, including production from Olympias tailings retreatment (2013 – 721,201 ounces).

•	Total cash costs averaged $557 per ounce (2013 – $551 per ounce).

•	All-in sustaining cash costs averaged $779 per ounce (2013 – n/a).

•	Gross profit from gold mining operations of $382.7 million (2013 - $481.1 million).

•	Adjusted net earnings of $138.7 million ($0.19 per share) compared to adjusted net earnings of $192.9 million ($0.27 per share) in 2013.

•	Construction at Skouries advanced with the completion of the mill foundations, installation of the semi-autogenous grinding (“SAG”) and ball mills, and the start of construction of the tailings dam.

•	Cash generated from operating activities before changes in non-cash working capital was $342.9 million (2013 – $382.0 million).

(1) Throughout this MD&A we use cash operating cost per ounce, total cash costs per ounce, all-in sustaining cash costs, gross profit from gold mining operations, adjusted net earnings, and cash flow from operating activities before changes in non-cash working capital as additional measures of Company performance. These are non-IFRS measures. Please see page 11 for an explanation and discussion of these non-IFRS measures.

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MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2014

Summarized Annual Financial Results

($millions except as noted)	2014	2013	2012
Revenues	1,067.9	1,124.0	1,147.5
Gold revenues	980.9	1,020.0	1,047.1
Gold sold (ounces)	774,522	725,095	625,394
Average realized gold price ($/ounce)	1,266	1,407	1,674
Average London spot gold price ($/ounce)	1,266	1,411	1,669
Cash operating costs ($/ounce)	500	494	483
Total cash costs ($/ounce)	557	551	554
Gross profit from gold mining operations	382.7	481.1	595.0
Adjusted net earnings	138.7	192.9	327.3
Net profit (loss) attributable to shareholders of the Company	102.6	(653.3)	305.3
Earnings (loss) per share attributable to shareholders of the Company – basic ($/share)	0.14	(0.91)	0.44
Earnings (loss) per share attributable to shareholders of the Company – diluted ($/share)	0.14	(0.91)	0.44
Cash flow from operating activities before changes in non-cash working capital	342.9	382.0	447.7
Capital Spending – cash basis	410.7	482.0	426.2
Dividends paid – (Cdn$/share)	0.02	0.12	0.15
Cash, cash equivalents and term deposits	501.3	623.9	816.8
Total Assets	7,393.6	7,235.2	7,928.1
Total long-term financial liabilities(1)	745.5	670.3	662.9

(1) Includes long-term debt net of deferred financing costs, other non-current liabilities, and asset retirement obligations.

Review of Annual Financial Results

Gold sales volumes increased 7% year over year, with increases from the Company’s Chinese mines and Kişladağ offsetting a decrease in sales from Efemçukuru. Total cash costs per ounce increased slightly year over year, reflecting the Company’s ongoing focus on controlling operating costs. Gross profit from gold mining operations of $382.7 million fell 20% year over year on decreasing gross margins as a result of the drop in gold prices, and an increase in depreciation, depletion and amortization (“DD&A”) per ounce sold. The combined DD&A rate increased year over year due to the higher volume of ounces sold in 2014 from Jinfeng and White Mountain which have higher depreciation rates than the other mines.

Net profit attributable to shareholders of the Company was $102.6 million, or $0.14 per share, compared to a loss attributable to shareholders of the Company of $653.3 million, or $0.91 per share in 2013. The loss in 2013 was mainly due to an impairment loss, net of tax, in the amount of $684.6 million related to Jinfeng and Eastern Dragon, as well as a deferred income tax charge of $125.2 million related to a change in income tax rates in Greece.

Adjusted net earnings were $138.7 million ($0.19 per share) as compared with $192.9 million ($0.27 per share) for 2013, a decrease of $54.2 million in adjusted net earnings year over year. The main factor in the decrease in adjusted net earnings was the $98.4 million decrease in gross profit from gold mining operations described above. Offsetting this were the following factors: 1) an $18.5 million decrease in exploration costs, 2) an $11.6 million decrease in interest expense related to capitalization of interest on the Company’s development projects, and 3) a decrease in tax expense related to lower taxable income. Please see page 13 for a reconciliation between loss attributable to shareholders of the Company and adjusted net earnings.

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MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2014

Summarized Quarterly Financial Results

2014 ($millions except as noted)	Q1	Q2	Q3	Q4	2014
Revenues	279.9	265.5	263.5	259.0	1,067.9
Gold revenues	247.6	247.6	241.2	244.5	980.9
Gold sold (ounces)	190,628	190,621	189,321	203,952	774,522
Average realized gold price ($/ounce)	1,299	1,299	1,274	1,199	1,266
Cash operating costs ($/ounce)	519	489	488	505	500
All-in sustaining cash cost (US$ per ounce sold)	786	829	735	761	779
Gross profit from gold mining operations	95.4	100.8	102.0	84.5	382.7
Net profit (loss) attributable to shareholders of the Company	31.3	37.6	19.8	13.9	102.6
Earnings (loss) per share attributable to shareholders of the Company – Basic (US$/share)	0.04	0.05	0.03	0.02	0.14
Earnings (loss) per share attributable to shareholders of the Company – Diluted (US$/share)	0.04	0.05	0.03	0.02	0.14
Cash flow from operating activities before changes in non-cash working capital	94.7	92.2	78.7	77.3	342.9

2013 ($millions except as noted)	Q1	Q2	Q3	Q4	2013
Revenues	338.1	266.9	287.3	231.7	1,124.0
Gold revenues	307.2	243.6	266.4	202.8	1,020.0
Gold sold (ounces)	189,346	176,260	199,117	160,372	725,095
Average realized gold price ($/ounce)	1,622	1,382	1,338	1,264	1,407
Cash operating costs ($/ounce)	505	478	472	526	494
All-in sustaining cash cost (US$ per ounce sold)	n/a	n/a	n/a	n/a	n/a
Gross profit from gold mining operations	163.8	117.2	123.2	76.9	481.1
Net profit (loss) attributable to shareholders of the Company	(45.5)	43.3	36.4	(687.5)	(653.3)
Earnings per share attributable to shareholders of the Company – basic ($/share)	(0.06)	0.06	0.05	(0.96)	(0.91)
Earnings per share attributable to shareholders of the Company – diluted ($/share)	(0.06)	0.06	0.05	(0.96)	(0.91)
Cash flow from operating activities before changes in non-cash working capital	139.9	84.9	104.8	52.4	382.0

Review of Quarterly Results

Net profit attributable to shareholders of the Company for the quarter was $13.9 million ($0.02 per share) as compared to a loss for the quarter ended December 31, 2013 of $687.5 million ($0.96 per share). The main factors that impacted earnings for the fourth quarter year over year were: 1) the impairment charge, net of taxes, of $684.6 million recorded in 2013, and 2) higher gold sales volumes and lower gold sales prices in the fourth quarter 2014.

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MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2014

Operations review and outlook

Gold operations

	2014	2013	2015 outlook
Total Operating Gold Mines
Gold ounces produced (1)	789,224	721,201	640,000 to 700,000
Cash operating costs ($ per ounce)	500	494	570 to 615
Total cash costs ($ per ounce)	557	551	n/a
All-in sustaining cash costs ($ per ounce)	779	n/a	960 to 995
Sustaining capital expenditure (millions)	109.0	269.3	165.0
Kışladağ(3)
Gold ounces produced	311,233	306,182	230,000 to 245,000
Cash operating costs ($ per ounce)	443	338	600 to 650
Total cash costs ($ per ounce)	461	358	n/a
Sustaining capital expenditure ($ millions)	41.6	145.3	70.0
Efemçukuru
Gold ounces produced	98,829	90,818	90,000 to 100,000
Cash operating costs ($ per ounce)	573	580	550 to 600
Total cash costs ($ per ounce)	595	604	n/a
Sustaining capital expenditure (millions)	25.6	29.9	25.0
Tanjianshan
Gold ounces produced	107,614	101,451	90,000 to 100,000
Cash operating costs ($ per ounce)	389	415	475 to 500
Total cash costs ($ per ounce)	559	601	n/a
Sustaining capital expenditure (millions)	5.4	11.3	20.0
Jinfeng
Gold ounces produced	168,503	123,246	135,000 to 145,000
Cash operating costs ($ per ounce)	575	736	660 to 700
Total cash costs ($ per ounce)	658	823	n/a
Sustaining capital expenditure (millions)	16.0	54.0	30.0
White Mountain
Gold ounces produced	85,308	73,060	70,000 to 75,000
Cash operating costs ($ per ounce)	617	705	650 to 690
Total cash costs ($ per ounce)	657	745	n/a
Sustaining capital expenditure (millions)	20.4	28.8	20.0
Olympias
Gold ounces produced from tailings retreatment (1)	17,737	26,444	20,000 to 25,000
Cash operating costs ($ per ounce)	n/a	n/a	n/a
Total cash costs ($ per ounce)	n/a	n/a	n/a
Sustaining capital expenditure (millions) (2)	-	-	-

(1) Gold ounces produced from tailings retreatment at Olympias in 2013 & 2014 are all on a pre-commercial production basis. (2) Olympias development capital expenditure planned for 2015 are $110.0 million. (3) In the 2015 outlook Kışladağ is expected to place 17.5 million tonnes of ore on the leach pad at a grade of 0.70 grams per tonne gold, including 4.6 million tonnes of run of mine ore (2014 – 15.5 million tonnes of ore at a grade of 1.01 grams per tonne) . The projected decrease in grade year over year is due to the phase of ore mining within the pit. Higher projected cash operating cost per ounce is mainly driven by the lower projected grade of the ore.

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MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2014

Annual review – Operations

Kişladağ

Operating Data	2014	2013
Tonnes placed on pad	15,501,790	13,296,621
Average treated head grade (g/t Au)	1.01	1.12
Gold (ounces)
- Produced	311,233	306,182
- Sold	311,451	306,176
Cash operating costs (per ounce)	$443	$338
Total cash costs (per ounce)	$461	$358
Financial Data (millions)
Gold revenues	$392.5	$430.9
Depreciation and Depletion	$28.1	$15.3
Gross profit from mining operations	$218.2	$302.9
Sustaining capital expenditures	$41.6	$145.3

Gold production at Kişladağ was 2% higher year over year mainly as a result of an increase in ore placed on the leach pad. Kişladağ placed 17% more total tonnes on the leach pad compensating for a lower head grade than in 2013. Cash operating costs were higher year over year as a result of the increased volume of ore and operational waste mined, partly offset by the impact of the decline in the Turkish lira on operating costs. Capital expenditures at Kişladağ in 2014 included capitalized waste stripping, and sustaining construction projects.

Efemçukuru

Operating Data	2014	2013
Tonnes Milled	436,852	413,513
Average Treated Head Grade (g/t Au)	8.34	8.87
Average Recovery Rate (to Concentrate)	93.3%	93.3%
Gold (ounces)
- Produced	98,829	90,818
- Sold	101,717	121,119
Cash operating costs (per ounce)	$573	$580
Total cash costs (per ounce)	$595	$604
Financial Data (millions)
Gold revenues	$128.8	$171.1
Depreciation and Depletion	$26.9	$26.6
Gross profit from mining operations	$40.2	$68.4
Sustaining capital expenditures	$25.6	$29.9

Gold production at Efemçukuru increased 9% year over year, as concentrate sales contracts were renegotiated to improve payability. Gold ounces sold were lower due to a drawdown in 2013 in the high concentrate inventory levels that existed at the end of 2012. Lower cash operating costs were the result of both the impact of the weakening Turkish lira as well as higher gold production. Capital spending in 2014 included costs related to capitalized underground development, mobile equipment, tailings dam construction, and process improvements.

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MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2014

Tanjianshan

Operating Data	2014	2013
Tonnes Milled	1,045,440	1,064,058
Average Treated Head Grade (g/t Au)	3.69	3.47
Average Recovery Rate	81.7%	82.2%
Gold (ounces)
- Produced	107,614	101,451
- Sold	107,614	101,451
Cash operating costs (per ounce)	$389	$415
Total cash costs (per ounce)	$559	$601
Financial Data (millions)
Gold revenues	$136.6	$143.5
Depreciation and Depletion	$22.2	$24.7
Gross profit from mining operations	$53.5	$56.5
Sustaining capital expenditures	$5.4	$11.3

Gold production at Tanjianshan was 6% higher year over year mainly due to higher average treated head grade and gold-in-circuit inventory drawdown. Cash operating costs per ounce in 2014 were lower than 2013 mainly due to lower fuel and reagent costs. Capital expenditures for the year included capitalized waste stripping and process plant upgrades.

Jinfeng

Operating Data	2014	2013
Tonnes Milled	1,470,824	1,412,548
Average Treated Head Grade (g/t Au)	3.99	3.24
Average Recovery Rate	86.8%	85.4%
Gold (ounces)
- Produced	168,503	123,246
- Sold	168,432	123,289
Cash operating costs (per ounce)	$575	$736
Total cash costs (per ounce)	$658	$823
Financial Data (millions)
Gold revenues	$214.5	$171.1
Depreciation and Depletion	$52.2	$38.5
Gross profit from mining operations	$51.5	$31.0
Sustaining capital expenditures	$16.0	$54.0

Gold production at Jinfeng was 37% higher year over year due to a full year’s production from the open pit, higher average head grade and higher recovery rate. Production from the open pit in 2013 recommenced mid-year after completion of a push-back. Cash operating costs per ounce were 22% lower than 2013 mainly due to an increase in production due to higher average head grade. Capital expenditures for the year included capitalized underground development, process plant upgrades, and tailings dam construction.

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MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2014

White Mountain

Operating Data	2014	2013
Tonnes Milled	850,782	810,389
Average Treated Head Grade (g/t Au)	3.47	3.39
Average Recovery Rate	86.9%	86.0%
Gold (ounces)
- Produced	85,308	73,060
- Sold	85,308	73,060
Cash operating costs (per ounce)	$617	$705
Total cash costs (per ounce)	$657	$745
Financial Data (millions)
Gold revenues	$108.6	$103.4
Depreciation and Depletion	$33.1	$26.4
Gross profit from mining operations	$19.2	$22.3
Sustaining capital expenditures	$20.4	$28.8

Gold production at White Mountain was 17% higher year over year due to higher average treated head grade, ore throughput and average recovery rate. Cash operating costs per ounce were 12% lower than 2013 as a result of the higher average treated head grade and recovery rate. In addition, the mine generated cost savings through optimization of backfill operations by using ash fill in place of cement. Capital expenditures for the year included capitalized underground development, process plant upgrades, tailings dam construction, and the acquisition of underground mobile equipment.

Stratoni

Operating Data	2014	2013
Tonnes ore processed (dry)	219,861	225,493
Pb grade (%)	5.9%	6.3%
Zn grade (%)	10.5%	10.0%
Tonnes of concentrate produced	58,375	59,626
Tonnes of concentrate sold	57,719	59,534
Average realized concentrate price (per tonne)	$884	$850
Cash Costs (per tonne of concentrate sold)	$714	$757
Financial Data (millions)
Concentrate revenues	$51.0	$50.6
Depreciation and Depletion	$8.4	$10.2
Gross profit from mining operations	$0.6	($4.6)
Sustaining capital expenditures	$5.0	$4.0

Stratoni processed 2% fewer ore tonnes than 2013 due to lower mine output as a result of fewer production faces in the underground mine. Concentrate tonnes produced were 2% lower than 2013, which was a direct result of lower mill throughput. Tonnes of concentrate sold were 3% lower than 2013 due to lower production, however, this reduction was offset by higher zinc prices which resulted in an increase in concentrate revenues year over year. Capital expenditures for the year included upgrades to health, safety and environment equipment, upgrades to the water treatment plant, and equipment upgrades in the mine.

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MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2014

Vila Nova

Operating Data	2014	2013
Tonnes Processed	806,082	812,003
Iron Ore Produced	693,714	700,857
Average Grade (% Fe)	63.1%	63.1%
Iron Ore Tonnes
- Sold	524,645	470,140
Average Realized Iron Ore Price	$60	$99
Cash Costs (per tonne sold)	$55	$63
Financial Data (millions)
Iron ore revenues	$31.6	$46.4
Depreciation and Depletion	$4.9	$4.5
Gross profit (loss) from mining operations	($16.7)	$12.3
Sustaining capital expenditures	$1.0	$4.8

Vila Nova processed slightly fewer tonnes at the same grade year over year. Iron ore sales were 12% higher than in 2013 as a result of increased shipments in the first half of the year compared to 2013. Shipments of iron ore were routed through the smaller capacity public port in Santana since the Anglo port collapse in March 2013. Iron ore prices declined throughout the year, ending the year below the net realizable value of Vila Nova’s inventory, resulting in an inventory write-down of $13.5 million (included in the loss from mining operations in the table above). As a result, a decision was made during the fourth quarter of 2014 to place the mine on care and maintenance. Iron ore shipments are scheduled to continue through mid-2015 until existing iron ore stockpiles are depleted.

Annual review – Development projects

Kişladağ Phase IV Mine Expansion

In June 2014 Kisladag received a positive Environmental Assessment decision from the Ministry of Environment and Urbanization of Turkey on the Kisladag Expansion project. The Company reviewed a number of optimization scenarios during the year to expand mine throughput. The results of the studies indicated an optimum production rate of 20 million tonnes per year of crushed ore taking into account existing plant capacity and available equipment, as well as the additional accelerated capital costs required for waste stripping and construction of leach pads and waste dumps. Engineering work to support this approach was completed during the year, including the development of detailed design packages. The Company decided to defer the Kişladağ expansion at year end after taking into account prioritization of capital resources for its other development projects. Capital costs incurred in 2014 related to the expansion were $11.6 million.

Olympias

In 2014, the Olympias plant retreated 625,345 tonnes of tailings at a grade of 2.70 grams per tonne. Approximately 17,737 ounces of gold were produced during the year. Conceptual designs were prepared for conversion of the process concentrator from retreating tailings material to handling run of mine ore as planned for Phase II. Implementation of Phase II is scheduled to begin during 2015 with commissioning forecast to begin in 2016.

New mine development and underground refurbishment continued at Olympias during 2014. Underground mining on Phase II is projected to begin early in 2016. During 2014 approximately 933 meters of underground drifts were rehabilitated and 3,016 meters of new drifts were completed, including approximately 328 meters of advance on the main Stratoni-Olympias decline to the 1.6 kilometer mark, representing 20% completion of the planned 8.0 kilometer decline. Capital costs incurred in 2014 were $68.5 million, excluding capitalized exploration and capitalized interest.

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MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2014

Skouries

During the year, work at Skouries focused on advancing engineering and procurement as well as opening major work fronts on the construction site. Engineering design work progressed considerably over the year with designs at over 80% complete by year end. Major earthworks continued in the process plant area. In the process plant, the focus for the year was on the installation of the grinding mills. By year end the foundations for the SAG, Ball and Regrind Mills were completed and all the mills were installed to various stages of completion. Pre-stripping commenced in the open pit, and by year end over 500,000 cubic meters of topsoil and overburden had been removed in advance of open pit mining. The engineering design was completed during 2014 for the Tailings Management Facility, and initial earthworks, including a road to access the base of the tailings dam had begun.

A scoping level study for the development of the Skouries underground mine was completed in 2014. The results of the study confirmed that sub-level open stoping would be the preferred method of mining the deposit below the planned open pit. A prefeasibility study to be completed during 2015 is expected to further define the production profile and infrastructure required for the underground operation. During 2014 a total of $108.2 million was spent on Skouries, excluding capitalized exploration and capitalized interest.

Certej

In April 2014 the Company filed a National Instruments 43-101 (“NI 43-101”) Technical Report on the Certej project, including the findings of an updated prefeasibility study. The study was based on revised mineral resources and new data from metallurgical test work. The study identified a number of opportunities to improve the economic performance of the project, which are now being incorporated into a full feasibility study to be released in 2015. During 2014 a total of $12.2 million was spent on Certej, mainly on geotechnical and metallurgical testing, site preparation and engineering studies.

Perama Hill

During 2014 a Front End Engineering Design (“FEED”) study for Perama Hill was completed. A design for the access roads, power supply and enabling works was also completed to allow for quick start-up upon receipt of the Environmental Impact Assessment (“EIA”). In 2014, a total of $6.8 million was spent on the Perama Hill project.

Eastern Dragon

Eastern Dragon continued on care and maintenance during 2014, pending resolution of permitting issues. Site management worked with local authorities to maintain permits and environmental compliance in good standing. Based on discussions with local and national authorities the EIA was resubmitted during the year. Receipt of the Project Permit Approval is expected during 2015, allowing Eastern Dragon to complete the construction of the mine, and begin commissioning by the end of 2015. Capital costs incurred at Eastern Dragon totalled $0.7 million.

Tocantinzinho

A detailed review and optimisation of the feasibility study for Tocantinzinho was carried out in 2014. Significant improvements to the project were realized in the areas of offsite infrastructure costs and reduced taxes which reduced projected capital expenditures for the project. A decision on the project has been deferred pending availability of capital resources. Capital costs incurred at Tocantinzinho in 2014 totalled $4.3 million and were spent on engineering and site works to advance the design of the access road to the site.

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MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2014

Annual review – Exploration

A total of $33.8 million was spent on exploration during 2014, including capitalized exploration costs. Exploration drilling during the year totaled approximately 58,000 meters and was conducted on 20 projects including early-stage exploration projects, resource definition projects, brownfields exploration, and in-mine exploration across Turkey, China, Brazil, Greece and Romania.

Turkey

In Turkey, exploration drilling programs focused on surface targets at our Efemçukuru mine site. Step-out drilling tested the central and northern parts of the Kokarpinar vein, and an initial phase of drilling was completed on the Dedebaĝ vein, located in the footwall of the Kestane Beleni vein. Our reconnaissance exploration teams advanced early-stage exploration projects at Dölek, Kışladağ North, and Bambal to drill-ready stage, and conducted project generation work in northern and western Turkey.

China

Brownfields and in-mine exploration programs were the exploration focus in China. At Tanjianshan, brownfields drilling programs included additional drilling at Qinlongtan North, step-out drilling at the Xijingou deposit, and testing targets in the Jinlonggou pit. Underground development commenced late in the fourth quarter 2014 at Qinlongtan North, and is scheduled to provide platforms for delineation drilling and further step-out drilling beginning in mid to late 2015.

At White Mountain, underground exploration drilling outlined down-dip extensions to the Central and North zones of the main orebody. Additional drilling from both surface and underground stations further defined the high-grade Northern Deeps zone.

Brazil

In Brazil, exploration programs drill-tested early stage projects at Goldfish, Anicuns, and Rubens Zilio. At Tocantinzinho, drilling further defined geological resources contained within historical tailings overlying the main deposit. A first-pass drilling program was completed on the >6.0 km long copper-gold anomaly at Santa Patricia, located on the northern part of the Tocantinzinho license area.

Greece

In the Chalkidiki district, 6,500 metres of drilling were completed at the Piavitsa Project. Drilling targeted gaps in the existing drill coverage and the deposit has now been defined over a 2.5 km strike length along the mineralized Stratoni Fault zone. At Tsikara, adjacent to the Skouries deposit, fieldwork was directed towards identifying porphyry drill targets.

In the Perama District, completion of the acquisition of Glory Resources in early 2014 added the Sapes project to our project portfolio. Exploration at Sapes during the year consisted of geological mapping of the large alteration system hosting and surrounding the deposit, and reinterpretation of the geological model for the Viper Zone.

Romania

In Romania, exploration drilling was completed during the year at the Bocsa, Magura, Muncel, Brad and Deva projects, all of which are situated in the Apuseni district near the Certej deposit. Re-logging of Certej drill core was also completed, the results of which form the basis for an updated geological interpretation and resource model for the deposit.

Non-IFRS measures

Throughout this document we have provided measures prepared in accordance with IFRS, as well as some non-IFRS performance measures as additional information for investors who also use them to evaluate our performance. Since there is no standard method for calculating non-IFRS measures, they are not a reliable way to compare us against other companies. Non-IFRS measures should be used with other performance measures prepared in accordance with IFRS.

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MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2014

We have defined our non-IFRS measures below and reconciled them with the IFRS measures we report.

Cash operating cost, total cash cost

The table below reconciles cash operating cost and total cash cost to operating costs. We calculate costs according to the Gold Institute Standard.

$ millions (except for gold ounces sold and per ounce amounts)	2014	2013
Production costs (from consolidated income statements)	508.3	481.9
Vila Nova and Stratoni production costs	72.5	74.7
Production costs – excluding Vila Nova and Stratoni	435.8	407.2
Less:
By-product credits	(4.4)	(7.7)
Total cash cost	431.4	399.5
Less:
Royalty expense and production taxes	(44.1)	(41.3)
Cash operating cost	387.3	358.2
Gold ounces sold	774,522	725,095
Total cash cost per ounce	557	551
Cash operating cost per ounce	500	494

All-in sustaining cash cost

The Company adopted, effective January 1, 2014, an all-in sustaining cost performance measure. All-in sustaining costs are calculated by taking total cash costs and adding sustaining capital expenditures, corporate administrative expenses, exploration and evaluation costs, and reclamation cost accretion. Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary in nature. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included. The Company believes that this measure represents the total costs of producing gold from current operations, and provides the Company and other stakeholders of the company with additional information of the Company’s operational performance and ability to generate cash flows. The Company reports this measure on a gold ounces sold basis.

Calculation of all-in sustaining cash costs	2014
millions (except for gold ounces sold and all-in sustaining cash cost per ounce sold)
Total cash cost – excluding Vila Nova and Stratoni (per table above)	$431.4
Sustaining capital spending at operating gold mines	109.0
Exploration spending at operating gold mines	9.1
General and administrative expenses(1)	53.6
All-in sustaining cash costs	$603.1
Gold ounces sold	774,522
All-in sustaining cash cost per ounce sold	$779

(1) Excludes G&A expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense as well as asset retirement obligation accretion expense.

12

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2014

Cash flow from operations before changes in non-cash working capital

We use cash flow from operations (or operating activities) before changes in non-cash working capital to supplement our consolidated financial statements, and calculate it by not including the period to period movement of non-cash working capital items, like accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities.

We believe this provides a better indication of our cash flow from operations and may be meaningful to investors in evaluating our past performance or future prospects. It is not meant to be a substitute for cash flow from operations (or operating activities), which we calculate according to IFRS.

Adjusted net earnings

The Company has included non-IFRS performance measures, adjusted net earnings and adjusted net earnings per share, throughout this document. Adjusted net earnings excludes gains/losses and other costs incurred for acquisitions and disposals of mining interests, impairment charges, unrealized and non-cash realized gains/losses of financial instruments and foreign exchange impacts on deferred income tax. The Company also excludes net earnings and losses of certain associates that the Company does not view as part of the core mining operations. The Company excludes these items from net earnings to provide a measure which allows the Company and investors to evaluate the results of the underlying core operations of the Company and its ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of adjusted net earnings to the consolidated financial statements for the years ended December 31:

$ millions (except for weighted average shares and earnings per share)	2014	2013	2012
Net (loss) earnings attributable to shareholders	102.6	(653.3)	305.3
Acquisition costs	0.0	0.0	21.2
Losses (gains) on disposal of assets	1.9	0.8	0.5
Losses (gains) on available-for-sale securities	2.4	2.4	(0.2)
Loss on investment in associates	0.1	1.3	5.6
Impairment loss on investment in associates	0.0	14.1	0.0
Write-down of assets & inventory	16.5	4.0	0.0
Impairment loss on property, plant and equipment, and goodwill (net of taxes)	0.0	684.6	0.0
Unrealized losses (gains) on foreign exchange translation of deferred income tax balances	15.2	13.8	(5.1)
Deferred income tax charge for change in Greek tax rates	0.0	125.2	0.0
Total adjusted net earnings	138.7	192.9	327.3
Weighted average shares outstanding	716,288	715,181	689,007
Adjusted net earnings ($/share)	0.19	0.27	0.48

Gross profit from gold mining operations

Gross profit from gold mining operations represents gross revenues from gold mining operations less production costs and depreciation, depletion and amortization related to those operations.

13

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2014

Financial condition & liquidity

Operating activities

Operating activities before changes in non-cash working capital generated $342.9 million in cash, compared to $382.0 million in 2013. In addition, cash flow of $26.6 million related to gold concentrate sales proceeds from tailings retreatment was recorded as cash flows from investment activities ($24.9 million – 2013).

Investing activities

The Company invested $410.7 million in capital expenditures this year and paid $30.3 million for the acquisition of Glory Resources and its Sapes project. Mine evaluation and development totalled $249.5 million while sustaining capital spending at our producing mines totalled $115.0 million ($109.0 million at our producing gold mines and $6.0 million at Stratoni and Vila Nova). Capitalized exploration totalled $16.4 million. We also spent $4.6 million on land acquisitions, $5.8 million on acquisition of mineral rights related to the Sapes project, and $2.3 million on the development of a lime plant in Turkey. A total of $14.5 million in bond interest was also charged to capital projects. The remaining $2.6 million related to fixed assets for our corporate offices in Canada, Brazil, Turkey, Greece, Romania, and China.

Financing activities

The Company received $40.0 million in cash for the sale of a 20% interest in its Eastern Dragon project to CDH Fortune II Limited. Additionally, the Company paid dividends of $12.5 million to non-controlling interests and $13.0 million to shareholders during 2014.

Capital resources

$ millions	2014	2013
Cash, cash equivalents and term deposits	501.3	623.9
Working capital	646.2	734.0
Restricted collateralized accounts	0.3	0.3
Debt – current and long-term	603.5	601.4

Management believes that the working capital at December 31, 2014, together with future cash flows from operations and, where appropriate, selected financing sources, including available credit lines, are sufficient to support our planned and foreseeable commitments, and dividends, if declared, in 2015 and beyond.

Contractual obligations

As at December 31, 2014

$ millions	Within 1 year	2 to 3 years	3 to 4 years	Over 5 years	Total
Debt	16.3	-	-	600.0	616.3
Capital leases	0.8	1.6	-	-	2.4
Operating leases	5.5	6.3	6.4	5.8	24.0
Purchase obligations	73.1	1.1	0.4	-	74.6
Totals	95.7	9.0	6.8	605.8	717.3

The table does not include interest on debt.

As at December 31, 2014, Hellas Gold had entered into off-take agreements pursuant to which Hellas Gold agreed to sell a total of 50,500 dry metric tonnes of zinc concentrates, 22,500 dry metric tonnes of lead/silver concentrates, and 86,500 gold concentrate through the financial year ending December 31, 2015.

14

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2014

In April 2007, Hellas Gold agreed to sell to Silver Wheaton (Caymans) Ltd. (“Silver Wheaton”) all of the silver metal to be produced from ore extracted during the mine-life within an area of approximately seven square kilometres around Stratoni, up to 15 million ounces, or 20 million ounces if additional silver is processed through the Stratoni mill from areas other than the current producing mine. The sale was made in consideration of a prepayment to Hellas Gold of $57.5 million in cash, plus a fee per ounce of payable silver to be delivered to Silver Wheaton of the lesser of $3.90 and the prevailing market price per ounce. As at December 31, 2014 approximately 6.6 million ounces of silver have been delivered of the original 15 million ounce commitment.

In May 2013, the Company, in connection with Hellas Gold, entered into a Letter of Guarantee in favour of the Greek Ministry of Environment, Energy and Climate Change, in the amount of EUR50.0 million, as security for the due and proper performance of rehabilitation works committed in connection with the Environmental Impact Assessment approved for the Kassandra Mines (Stratoni, Olympias and Skouries). The Letter of Guarantee is renewed annually and expires on July 26, 2026. The Letter of Guarantee has an annual fee of 57 basis points.

As at December 31, 2014, Tuprag Metal Madencilik Sanayi Ve Ticaret A.S. (“Tuprag”) had entered into off-take agreements pursuant to which Tuprag agreed to sell a total of 19,301 dry metric tonnes of gold concentrate through the financial year ending December 31, 2015.

In September 2013, the company, in connection with Tuprag, entered into a letter of guarantee in favour of the Turkish ministry of environment, energy and climate change, in the amount of $30.0 million, as security for the due and proper performance of rehabilitation works committed in connection with the EIA approved for Kişladağ and Efemçukuru. The Letter of Guarantee is renewed annually and expires on September 18, 2015. The Letter of Guarantee has an annual fee of 27 basis points.

Debt

Jinfeng

On January 16, 2013, Jinfeng entered into a RMB 100.0 million ($16.3 million) working capital loan with China Commerce Bank (“CMB”). Each drawdown bears fixed interest at the prevailing lending rate stipulated by the People's Bank of China on the date of drawdown. The Facility had a term of up to one year, from January 16, 2013 to January 14, 2014. In January 2014 the term of the facility was extended to January 28, 2015 and was not subsequently renewed. This facility is unsecured. As at December 31, 2014, Jinfeng has drawn down the full amount of RMB 100.0 million ($16.3 million) under this facility, and has used the proceeds to fund working capital obligations. Subsequent to December 31, 2014, Jinfeng repaid RMB 50.0 million ($8.2 million) on this facility, and subsequently drew down the same amount. All tranches of the loan have a term of six months and a fixed interest rate of 5.6%.

HSBC revolving credit facility

The Company has a $375.0 million revolving credit facility with HSBC ("the credit facility" or "ARCA") and a syndicate of other banks. The ARCA matures on November 23, 2016. The ARCA is secured by the shares of SG Resources and Tuprag, wholly owned subsidiaries of the Company. The ARCA contains covenants that restrict, among other things, the ability of the Company to incur an aggregate unsecured indebtedness exceeding $850.0 million, incur secured indebtedness up to $200.0 million, make distributions in certain circumstances, sell material assets and carry on a business other than one related to the mining business. Significant financial covenants include a maximum debt to Earnings before Interest, Taxes, Depreciation and Amortization ("EBITDA") of 3.5:1 and a minimum EBITDA to interest of 3:1. The Company is in compliance with these covenants at December 31, 2014. Loan interest is variable depending on a leverage ratio pricing grid. The Company's current leverage ratio is approximately 1.2:1. At this ratio, interest charges and fees are as follows: LIBOR plus margin of 2.00% and undrawn standby fee of 0.50%. Fees of $4.7 million were paid in relation to the credit facility. This amount has been deferred as pre-payments for liquidity services and will be amortized over the term of the credit facility. No amounts were drawn down under the ARCA as at December 31, 2014.

15

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2014

Senior notes

On December 10, 2012, the Company completed an offering of $600.0 million senior notes ("the notes") at par value, with a coupon rate of 6.125% due December 15, 2020. The notes pay interest semi-annually on June 15 and December 15. The Company received proceeds of $589.5 million from the offering, which is net of the commission payment. The notes are redeemable by the Company in whole or in part, for cash.

At any time prior to December 15, 2016 at a redemption price equal to 100% of the aggregate principal amount of the notes at the treasury yield plus 50 basis points, and any accrued and unpaid interest; on and after the dates provided below, at the redemption prices, expressed as a percentage of principal amount of the notes to be redeemed, set forth below, plus accrued and unpaid interest on the notes:

December 15, 2016 103.063%

December 15, 2017 101.531%

2018 and thereafter 100.000%

The early prepayment prices are to reimburse the lender for lost interest for the remaining term. The fair market value of the notes as at December 31, 2014 is $583.9 million.

Entrusted loan

In November 2010, Eastern Dragon, HSBC Bank (China) and QDML, our 90% owned subsidiary, entered into a RMB 12.0 million ($2.0 million) entrusted loan agreement, which has been increased to RMB 720.0 million ($117.7 million) through a series of amendments. Under the terms of the entrusted loan, QDML with its own funds entrusts HSBC Bank (China) to provide a loan facility in the name of QDML to Eastern Dragon. The loan can be drawn down in tranches. Each drawdown bears interest fixed at the prevailing lending rate stipulated by the People's Bank of China on the date of drawdown. Each draw down has a term of three months and can be rolled forward at the discretion of QDML. The interest rate on this loan as at December 31, 2014 was 4.59%. As at December 31, 2014, RMB 651.5 million ($106.5 million) had been drawn under the entrusted loan. Subsequent to December 31, 2014, RMB 2.0 million ($0.3 million) was drawn under this loan. The entrusted loan has been recorded on a net settlement basis.

Defined benefit plans

The Company operates defined benefit pension plans in Canada with two components: a registered pension plan (“the Pension Plan”) and a supplementary pension plan (“the SERP”). During the second quarter of 2012, the SERP was converted into a Retirement Compensation Arrangement (“RCA”), a trust account. As it is a trust account, the assets in the account are protected from the Company’s creditors. The RCA requires the Company to remit 50% of any contributions and any realized investment gains to the Receiver General of Canada as refundable tax.

These plans, which are only available to certain qualifying employees, provide benefits based on an employee’s years of service and final average earnings at retirement. Annual contributions related to these plans are actuarially determined and made at or in excess of minimum requirements prescribed by legislation.

Eldorado’s plans have actuarial valuations performed for funding purposes. The Pension Plan last had an actuarial valuation performed as of January 1, 2014 for funding purposes with the next required valuation as of January 1, 2017. The SERP’s last valuation was on January 1, 2013 for funding purposes and the next valuation will be prepared in accordance with the terms of the pension plan. The measurement date to determine the pension obligation and assets for accounting purposes was December 31, 2014.

16

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2014

The SERP is designed to provide supplementary pension benefits to qualifying employees affected by the maximum pension limits under the Income Tax Act pursuant to the registered Pension Plan. Further, the Company is not required to pre-fund any benefit obligation under the SERP.

Cash contributed to the Pension Plan and the SERP was $2.7 million (2013 – $3.0 million). Cash payments totaling $0.2 million were made directly to beneficiaries during the year (2013 – $0.2 million). The Company expects to contribute $0.2 million to the Pension Plan and $2.6 million to the SERP in 2015.

Equity

In 2014 the Company received net proceeds of $2.0 million for issuing 315,914 common shares related to stock options and warrants being exercised.

Common shares outstanding - as of February 5, 2015 - as of December 31, 2014	716,587,134 716,564,524
Share purchase options - as of February 5, 2015 (Weighted average exercise price per share: $11.57 Cdn)	18,970,754

Managing risk

This section describes the types of risks we are exposed to and our objectives and policies for managing them (please read the Company’s Annual Information Form for additional information).

The Company and the mining industry generally face turbulence in the evolving economic, social and political landscape. This turbulence is presently being experienced in Greece. Despite this backdrop, the Company continues to operate its normal business, actively engaging all stakeholders and confidently responding and adapting to the evolving environment.

We monitor risk using our risk management review process. Management prepares a risk assessment report every quarter outlining our operational and financial risks. The Board reviews the report to evaluate and assess the risks we are exposed to in various markets, and discusses the steps management takes to manage and mitigate them.

Financial risk

Liquidity risk

Liquidity risk is the risk that we cannot meet our financial obligations. The Company mitigates liquidity risk through the implementation of its capital management policy by spreading the maturity dates of investments over time, managing its capital expenditures and operational cash flows, and by maintaining adequate lines of credit. We use a rigorous planning, budgeting and forecasting process to help determine the funds we will need to support our ongoing operations and our expansion plans. Management believes that the working capital at December 31, 2014, together with future cash flows from operations and, where appropriate, selected financing sources, is sufficient to support our planned and foreseeable commitments in 2015 and beyond.

Credit risk

Credit risk is the risk that the counterparty to a financial instrument will not meet its obligations and will cause the Company to incur a financial loss. The Company limits counterparty risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties. For cash, cash equivalents and accounts receivable, credit risk is represented by the carrying amount on the balance sheet.

17

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2014

Payment for metal sales is normally in advance or within fifteen days of shipment depending on the buyer. The historical level of customer defaults is negligible which reduces the credit risk associated with trade receivables at December 31, 2014.

We invest our cash and cash equivalents in major financial institutions and in government issuances, according to our short-term investment policy. The credit risk associated with these investments is considered to be low, but many financial institutions have gone into bankruptcy or been rescued by government authorities over the past few years. That makes us subject to the risk of loss of the deposits we have with financial institutions. As at December 31, 2014, approximately 57% of our cash and cash equivalents, including restricted cash, were with one financial institution.

Currency risk

We sell gold in US dollars, but our costs are mainly in US dollars, Canadian dollars, Turkish lira, Brazilian real, Euros, Romanian lei, and Chinese renminbi. An increase in the value of any of these currencies against the US dollar can increase our production costs and capital expenditures, which can affect future cash flows. The Company has a risk management policy that includes hedging its foreign exchange exposure to reduce the risk associated with currency fluctuations. The Company currently does not have any currency hedges, but may hedge in the future.

The table below shows our assets and liabilities and debt denominated in currencies other than the US dollar at December 31, 2014. We recognized a loss of $7.2 million on foreign exchange this year, compared to a loss of $6.8 million in 2013.

(thousands)	Canadian dollar	Australian dollar	Euro	Turkish lira	Chinese renminbi	Swedish krona	Romanian lei	Great British pound	Brazilian real
Cash and cash equivalents	14,196	865	3,734	12,731	482,898	1,774	27,466	136	32,966
Marketable securities	4,933	-	-	-	-	-	-	-	-
Accounts receivable and other	4,632	1	28,735	21,642	228,055	-	13,092	-	25,875
Accounts payable and accrued liabilities	(12,505)	(99)	(36,571)	(6,973)	(503,392)	-	(18,047)	-	(4,430)
Debt	-	-	-	-	(100,000)	-	-	-	-
Net balance	11,256	767	(4,102)	27,400	107,561	1,774	22,511	136	54,411
Equivalent in US dollars	9,703	628	(4,932)	11,816	17,577	227	6,106	212	20,480

Accounts receivable and other current and long-term assets relate to goods and services taxes, income taxes, value-added taxes and insurance receivables. Based on the balances at December 31, 2014, a 10% increase/decrease in the exchange rates on that date would have resulted in a decrease/increase of approximately $6.2 million in profit before taxes.

Interest rate risk

Interest rates determine how much interest we pay on our debt, and how much we earn on our cash and cash equivalents, which can affect future cash flows.

The majority of our debt is in the form of notes with a fixed interest rate of 6.125%. However borrowings under the ARCA are at variable rates of interest and any borrowings would expose the Company to interest rate cost and interest rate risk. In the future we may enter into interest rate swaps that involve the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility.

18

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2014

Price risk

Our profitability depends on the price of gold, which is affected by many things, including the sale or purchase of gold by central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of the world’s major gold-producing countries. The cost of production, development and exploration varies depending on the market prices of certain mining consumables, including diesel fuel and electricity. Electricity is regionally priced in Turkey and China and semi-regulated by the federal governments of those countries, which reduces the risk of price fluctuations. The Company currently does not have any long term gold hedges or other commodity hedges, but we may hedge in the future.

Sensitivity analysis for key variables	A change of	Would change our after-tax net earnings by
Currency values against the US dollar	10%	$6.2 million
Price of gold (based on the expectations and assumptions we used in our 2015 outlook)	10%	$60.0 million
Interest rate on variable interest debt	10%	$0.1 million
Price of diesel fuel	10%	$3.0 million

Other risks and uncertainties

Exploration and development

The cost and results of our exploration and development programs affect our profitability and value. The life of a mine is fixed based on its mineral reserves, so we actively seek to replace and expand our reserves, mainly through exploration, acquisition and the development of our existing operations. Exploring for minerals involves many risks and may not lead to new economically viable mining operations or yield new reserves to replace and expand current reserves. Our reserve estimates are based on certain assumptions and affected by the inherent limitations of the estimation process.

Acquiring title to mineral properties is a detailed and time-consuming process. We take steps, in accordance with industry standards, to verify and secure legal title to mineral properties that we have, or are seeking, an interest in. Although we take every precaution to ensure that legal title to our properties is properly recorded in our name, there can be no assurance we will ultimately secure title on every property. Legal title to our properties depends on the laws in the countries we operate in, and their appropriate and consistent application.

Operations

The business of gold mining involves many operational risks and hazards. We work to reduce the risks associated with our projects by setting high operational standards, hiring and training appropriately skilled personnel, and making improvements to our operations. We maintain adequate insurance to cover normal business risk. We rely on a number of key employees. Our success depends on attracting and retaining qualified personnel in a competitive labour environment.

Environment

There may be environmental hazards at our mines or projects that we are unaware of. We may be liable for any associated losses, or be forced to do extensive remedial cleanup or pay for governmental remedial cleanup, even if the hazards were caused by previous or existing owners or operators of the property, past or present owners of adjacent properties or by natural conditions. The costs of any cleanup could have a material and adverse effect on our operations and profitability.

19

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2014

Laws, regulations and permits

Our activities are subject to extensive federal, provincial, state and local laws and regulations governing environmental protection and employee health and safety. We must obtain government permits and provide associated financial assurance to conduct certain activities. We are also subject to various conditions related to reclamation that are imposed under federal, state or provincial air, water quality and mine reclamation rules and permits.

We have budgeted for future capital and operating expenditures to obtain such permits and maintain compliance with these environmental, health and safety laws, however, any changes to these laws in the future could have an adverse effect on our financial condition, liquidity or results of operations and could delay our ability to obtain such permits.

If these laws are not complied with, we may face injunctions, damages and penalties, or our permits could be suspended or revoked. There is no assurance that we have been, or will be, in compliance with environmental, health and safety laws at all times, that our compliance will not be challenged, or that the cost of complying with current or future laws will not have a material and adverse effect on our future cash flow, results of operations and financial condition.

Litigation

All industries, including the mining industry, are subject to legal claims that are with and without merit.

We are currently involved in various routine legal and regulatory proceedings. It’s unlikely that the final outcome of these routine proceedings will have a material and adverse effect on our financial condition or results of operations; however, defense and settlement costs can be substantial, even for claims that are without merit. Due to the inherent uncertainty of the litigation process and dealings with regulatory bodies, there is no assurance that any legal or regulatory proceeding will be resolved in a manner that will not have a material and adverse effect on our future cash flow, results of operations or financial condition.

Political risk

We operate in five countries outside of North America: Turkey, China, Brazil, Romania, and Greece. Our operations in these countries may be subject to political, economic and other risks that may affect our future operations and financial position.

Other information

Critical accounting policies and estimates

We are required to make estimates that affect the amount of assets, liabilities, contingent liabilities revenue and expenses we report. We have identified the following critical accounting policies and estimates. You can find all of our significant accounting policies in note 3 of our 2014 consolidated financial statements.

Inventories

We value finished goods (including metal concentrates, dore and iron ore), work-in-process, heap leach ore and stockpiled ore at the average production cost or its net realizable value – whichever is lower.

We consider ore stacked on our leach pads and in process at our mines as work-in-process inventory and record their value in earnings, and include them in the cost of sales based on ounces of gold sold, using the following assumptions in our estimates:

•	the amount of gold we estimate is in the ore stacked on the leach pads
•	the amount of gold we expect to recover from the stacks
•	the amount of gold and other metals in the mill circuits
•	the amount of gold and other metals in concentrates
•	the gold and other metal prices we expect to realize when the gold and other metals is sold.
20

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2014

If our estimates or assumptions are inaccurate, we could be required to write down the value we have recorded on our work-in-process inventories, which would reduce our earnings and working capital. At December 31, 2014, the average cost of inventory was below its net realizable value.

Reserves and resources

Our estimates for Kişladağ, Efemçukuru, Tanjianshan, Jinfeng, White Mountain, Perama, Tocantinzinho, Eastern Dragon, Skouries, Olympias, Stratoni, Certej and Vila Nova are based on the definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum, and in compliance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (NI 43-101), developed by the Canadian Securities Administrators.

You will not be able to compare the mineral reserve and resources information in this report with similar information from U.S. companies. The United States Securities & Exchange Commission (SEC) defines a mineral reserve as the part of a mineral deposit that can be economically and legally extracted or produced. It does not recognize the terms measured, indicated and inferred mineral resources

(mining terms under NI 43-101), and does not accept them in reports and registration statements. You should not assume that:

•	the mineral reserves defined in this report qualify as reserves under SEC standards
•	the measured and indicated mineral resources in this report will ever be converted to reserves
•	the inferred mineral resources in this report are economically mineable, or will ever be upgraded to a higher category.

Value beyond proven and probable reserves (“VBPP”)

On acquisition of a mineral property, we prepare an estimate of the fair value of the exploration potential of that property and record this amount as an asset, called value beyond proven and probable, as at the date of acquisition. As part of our annual business cycle, we prepare estimates of proven and probable reserves for each mineral property. The change in reserves, net of production, is used to determine the amount to be converted from VBPP to proven and probable reserves subject to amortization.

Property, plant and equipment

We depreciate most of our mining properties, plant and equipment using the unit-of-production method, where the value of property is reduced as reserves are depleted. We base this on mining rates and our estimates of reserves. If these change, we could be required to write down the recorded value of our mining properties, plant and equipment, or to increase the amount of future depreciation, depletion and amortization expense, both of which would reduce our earnings and net assets.

At each reporting period if there are indicators of an impairment of property, plant and equipment we assess whether there has been impairment. In the event of impairment we would be required to write down the recorded value of our mining properties, plant and equipment, which would reduce our earnings and net assets.

For producing properties, we base our assessment on the future net cash flows we expect the property will generate. There may be an impairment if metal prices have declined, production costs have increased, or metal recoveries are lower than previously estimated.

For non-producing properties, we base our assessment on whether there are factors that might indicate the need for a write-down. There may be an impairment if we believe current economics or permitting issues will prevent us from recovering the costs we have deferred for the property.

At December 31, 2014, based on an average projected gold price for 2015 of $1,300 per ounce and a long-term inflation adjusted price of $1,300 per ounce, the estimated discounted net cash flow from our mining properties, plant and equipment exceeded their carrying values.

21

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2014

Goodwill and impairment testing

We account for business combinations using the purchase method of accounting. We record the fair market value of assets acquired and liabilities assumed as of the date of acquisition, and record any excess of the purchase price over fair value as goodwill. When the excess is negative it is recognized immediately in income. The assumptions underlying fair value estimates are subject to significant risks and uncertainties.

We review and evaluate the carrying amount of goodwill in the fourth quarter of every fiscal year, and when events or changes in circumstances suggest that the carrying amount may not be fully recoverable. Management is required to make a judgment with respect to which CGU’s should be grouped together for goodwill testing purposes, including the assessment of operating segments, the highest level at which goodwill can be tested.

To test the recoverability of the carrying amount of goodwill we compare the fair value of our cash generating units (“CGU’s”) or operating segments to their carrying amounts. Calculating the estimated fair values of these CGU’s or operating segments requires management to make estimates and assumptions with respect to future production levels, operating and capital costs in our life-of-mine (“LOM”) plans, long-term metal prices, foreign exchange rates and discount rates. Changes in any of the assumptions or estimates used in determining the fair values could impact the impairment analysis. If a CGU’s or operating segment’s carrying value exceeds its fair value, we compare its carrying value to the implied fair value of its goodwill, and charge the amount the carrying value exceeds fair value to operations.

At December 31, 2014, our consolidated balance sheet included $526.3 million in goodwill as follows: Greece operating segment ($473.8 million), White Mountain ($50.3 million) and Tanjianshan ($2.2 million). We used a discount rate of between 7% and 9% to calculate the net present value of cash flows from these assets.

Operating costs

We calculate cash operating costs according to the Gold Institute Standard. Future operating costs include estimates of foreign currency exchange and inflation trends.

Stock-based compensation

We use the Black-Scholes Model to calculate the fair value of stock options that have been given to employees, officers and directors. This model uses assumptions of share price, volatility and expected life of options.

Asset retirement obligations

We estimate the mine closure date, the discount rate, the inflation rate and the timing reclamation costs to determine the carrying value of an asset retirement obligation.

Income taxes

We record income taxes using income tax rates we expect to apply in the years we estimate the various temporary differences will be recovered or settled. Where the tax laws and regulations are unclear or subject to varying interpretations, these estimates could change, and materially affect the amount of income tax liabilities recorded at the balance sheet date.

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MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2014

Pension plans

We use various actuarial assumptions to estimate our obligations and expenses, including a long-term estimate of the expected rate of return on plan assets, the discount rate, the rate of salary escalation and the average remaining service period of active employees expected to receive benefits.

Key assumptions – pension plans	December 31, 2014		December 31, 2013
	Pension plan	SERP	Pension plan	SERP
Expected long-term rate of return on plan assets	4.0%	4.0%	4.8%	4.8%
Discount rate beginning of year	4.8%	4.8%	3.9%	3.9%
Discount rate end of year	4.0%	4.0%	4.8%	4.8%
Rate of salary escalation	2.5	2.5	-	-
Average remaining service period of active employees expected to receive benefits	7.2 years	7.2 years	7.6 years	7.6 years

Adoption of new accounting standards and upcoming changes

The following interpretation of a standard has been adopted by the Company commencing January 1, 2014:

• IFRIC 21 ‘Levies’ – This interpretation of IAS 37, ‘Provisions, Contingent Liabilities and Contingent Assets’, applies to the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“obligating event”). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. There was no impact on the consolidated financial statements as a result of the adoption of this standard.

The following standards have been published and are mandatory for Eldorado’s annual accounting periods no earlier than January 1, 2017:

• IFRS 9 ‘Financial Instruments’ – This standard was published in July 2014 and replaces the existing guidance in IAS 39, ‘Financial Instruments: Recognition and Measurement’. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets, and the new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from IAS 39. IFRS 9 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the extent of the impact of the adoption of this standard.

• IFRS 15 ‘Revenue from Contracts with Customers’ – This standard contains a single model that applies to contracts with customers and two approaches to recognising revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. This standard is effective for fiscal years ending on or after December 31, 2017, with early adoption permitted. The Company does not expect this standard to have a material impact on its financial statements.

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MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2014

Disclosure controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the CEO and CFO, as appropriate to allow for timely decisions about public disclosure.

Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as at December 31, 2014, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administrators. Based on this evaluation, they concluded that our disclosure controls and procedures are effective in providing reasonable assurance that the information required to be disclosed in reports we filed or submitted under United States and Canadian securities legislation was recorded, processed, summarized and reported within the time periods specified in those rules.

Internal controls over financial reporting

Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, and used the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992) to evaluate the effectiveness of our controls in 2014. Based on this evaluation, management concluded that our internal control over financial reporting was effective as at December 31, 2014 and provided a reasonable assurance of the reliability of our financial reporting and preparation of the financial statements.

No matter how well designed; however, any system of internal control has inherent limitations. Even systems determined to be effective can provide only reasonable assurance of the reliability of financial statement preparation and presentation.

KPMG LLP, an independent registered public accounting firm, has audited the effectiveness of internal control over financial reporting, and has expressed their opinion in their report included with our annual consolidated financial statements in Form 40-F.

Changes in internal control over financial reporting

There have been no changes in our internal control over financial reporting during the year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Qualified Person

Except as otherwise noted, Norman Pitcher, P. Geo., the Company’s President, is the Qualified Person under NI 43-101 who approved the scientific or technical information contained in this MD&A and has verified the technical data disclosed in this document.

Forward-looking information and risks

This MD&A includes statements and information about what we expect to happen in the future. When we discuss our strategy, plans and future financial and operating performance, or other things that have not yet happened in this review, we are making statements considered to be forward-looking information or forward-looking statements under Canadian and United States securities laws. We refer to them in this document as forward-looking information.

Key things to understand about the forward-looking information in this document:

•	It typically includes words and phrases about the future, such as: plan, expect, forecast, intend, anticipate, believe, estimate, budget, scheduled, may, could, would, might, will, as well as the negative of these words and phrases.
•	Although it represents our current views, which we consider to be reasonable, we can give no assurance that the forward-looking information will prove to be accurate.
•	It is based on a number of assumptions, including things like the future price of gold, anticipated costs and spending, and our ability to achieve our goals.
•	It is also subject to the risks associated with our business, including
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MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2014

•	the changing price of gold and currencies and the impact of any hedging activities,
•	actual and estimated production and cost of production,
•	discrepancies between actual and estimated mineral reserves and resources,
•	the speculative nature of gold exploration,
•	risks associated with mining operations and development,
•	regulatory, title, permitting and licensing risks,
•	acquisition risks, and
•	other risks that are set out in our Annual Information Form.

If our assumptions prove to be incorrect or the risks materialize, our actual results and events may vary materially from what we currently expect.

We recommend that you review the risk factors of our business in our Annual Information Form, which includes a more detailed discussion of material risks that could cause actual results to differ significantly from our current expectations.

Forward-looking information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

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